HEARTSTONE FARM, INC.

Form EX-99

Annual Report (Form C-AR)

For the Year Ended: **December 31, 2025**

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1. Company Overview

Heartstone Farm, Inc. is a direct-to-consumer food company based in Charleston, Maine. The company sells beef, pork, poultry, and seafood sourced from American family farms and delivered directly to customers through an online platform.

The company's core product is a subscription offering that provides recurring shipments of meat to its customers.

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2. Business Update

During the year ended [December 31, 2025], the Company:

- Generated approximately **$6,524,000**in revenue
- Shipped approximately **35,988** total orders
- Maintained approximately **4,500** active subscribers at year end

Key developments during the year included:

- Expansion of shipping footprint to 11 additional states
- Transition of fulfillment operations to a third-party logistics company in New Jersey
- Introduction of new product offerings, including Wild Alaskan Salmon
- Changes in strategy to focus on subscriptions

The Company continues to focus on increasing customer lifetime value, improving operational efficiency, and expanding its subscription base.

3. Management

The Company's executive team includes:

- **Dan Kaplan**, Founder & CEO
- **Sean Vealey**, VP, Operations

There have been no material changes to management during the reporting period:

5. Ownership

As of [date], the Company's ownership structure consists of:

- Founders and management: **95%**
- Investors (including Reg CF investors): **5%**

There have been no material changes in ownership during the year:

6. Financial Condition and Results of Operations

The Company experienced growth in revenue during the year, driven primarily by:

- Our focus on subscriptions - resulting in an increase in lifetime value
- Subscriptions grew from 60% of our revenue to over 75%

The Company's cost structure includes:

- Cost of goods sold (primarily meat sourcing and processing)
- Fulfillment and shipping costs
- Marketing and advertising expenses

The Company continues to invest in growth while working toward improved profitability.

7. Financial Statements

(Attach as part of this document or include below)

At a minimum include:

Balance Sheet

As of December 31, 2025

- Total Assets: $1,539,617.28
- Total Liabilities: $2,778,556.88
- Shareholders' Equity: $-1,288,014.64

Income Statement

For the Year Ended [December 31, 2025]

- Revenue: $6,524,493.89
- Cost of Goods Sold: $5,070,660.89
- Gross Profit: $1,453,833
- Operating Expenses: $2,212,061.17
- Net Income (Loss): $-1,027,732.46

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8. Material Changes

The Company is not aware of any material changes that would require additional disclosure beyond what is included in this report.

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9. Forward-Looking Statements

This report may include forward-looking statements that involve risks and uncertainties. Actual results may differ materially due to a variety of factors.

10. Signature

Pursuant to the requirements of Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this report and has duly caused this report to be signed on its behalf.

Heartstone Farm, Inc.

By: _Daniel Kaplan_
Name: Dan Kaplan
Title: Chief Executive Officer
Date: ____04/27/2026____